

ANNUAL REPORT

AquaVault Inc
20533 Biscayne Blvd Ste 4947
Aventura FL 33180
www.theaquavault.com

This Annual Report is dated March 24, 2020

BUSINESS

AquaVault Inc designs, manufactures and globally distributes patented portable safes and travel accessories. AquaVault sells and leases these proprietary products through direct to consumer and B2B sales channels.

Previous Offerings Past 3 years)

Between AquaVault Inc and StarteEngine.com, we sold 152,809 (Class B Common) in exchange for $7 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Results of Operations

Circumstances that led to the performance of financial statements

The company generates revenue by selling unique travel accessories and travel security products to the US and global markets. The company's cost of sales includes cost of goods sold as well as commissions generated to convert online traffic into paying customers

Revenue in 2019 was $2,276,718.41 which was a decrease of 22% from the revenue in 2018 of $2,919,785. The company continues its sales efforts in the US and abroad. The company also continues to align itself with strategic partners to assist in marketing globally.

Cost of sales in 2019 was $1,379,572.27 which was a decrease of 24% from $1,806,795 from 2018. The decrease came as lower top end sales reduced the amount of marketing and inventory spent from 2018.

The company's expenses consist of, among other things, commissions paid to converting online customers, marketing expenses, compensation, and other sales expenses, legal fees and continued R&D. Expenses increased marginally to $1,527,179 in 2019 from $1,351,581 in 2018. The slight increase was primarily due to legal and marketing expenses related to the company's effort to raise significant capital with RegCF in 2019. This capital raise also increased the intrinsic value of the company significantly.

Historical Results and Cash Flow

The company expects cash flow to improve as we recently closed a fundraising round in 2019. We also have ample inventory in US warehouses ready to ship. The company also continues to improve access to growth capital.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $256,048. [*The Company intends to raise additional funds as necessary through equity financing*.]The company currently has a revolving manufacturing line of credit for $280k (Manufacturer Directly). The company continues to explore other short term and long term debt options as growth requires.

Indebness

$316,870.62
Creditor First Home Bank (SBA)
Interest Rate 7.75%
Maturity Date - August 14, 2028

$79,656
Creditor Paypal
Interest Rate 9%
Maturity Date- Aug 2020

$4385
Creditor- Kabbage
Interest Rate 1.5
Maturity Date- March 2020

The Company has not conducted any related party transactions

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYE Our directors and executive officers as of the date hereof, are as follow

Name: Avin Samtani

Avin Samtani 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO / Director
  Dates of Service: January 02, 2015 - Present
  Responsibilities: Sales, Marketing, Business Development ($100k/ yr Salary)

Other business experience in the past three years:

- **Employer:** Venetian Capital Partners LLC
  Title: Member
  Dates of Service: November 10, 2008 - Present
  Responsibilities: Holding Company

Name: Robert Peck

Robert Peck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO / Director
  Dates of Service: January 02, 2015 - Present
  Responsibilities: Sales, Manufacturing, Product Development, R&D, New Business/ Products ($100k/ yr Salary)

Other business experience in the past three years:

- **Employer:** Blue Rise LLC
  Title: Member
  Dates of Service: December 15, 2008 - Present
  Responsibilities: Holding Company

Name: Jonathan Kinas

Jonathan Kinas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO / Director
  Dates of Service: January 02, 2015 - Present
  Responsibilities: Compliance, Accounting Review, Sales, Financial Statements and Outlook ($100k/ yr Salary)

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A	Blackhawk Holdings LLC	390,939 shares		14.29%
Class A	Blue RIse LLC	641,396 shares		23.45%
Class A	Venetial Capital Partners LLC	641,396 shares		23.45%
Class A	FCM Aqua Inv LLC	206,482 shares		7.55%
Class A	AJOY Investments LLC	412,196 shares		15.07%
Class B	Shark Investors LLC	77911 shares		2.87%
Class B	B&B Management Holding Inc	206,482 shares		7.55%
Class B	Regulation CF	159,157 shares		5.77%

OUR SECURITIES

Our authorized capital stock consists of 2735959 shares of common stock, par value $7 per share. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

AquaVault Inc.

By   /Robert Peck/
        _____

        Name   Robert Peck
        :

        Title: Chief Executive Officer

_____

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Rob Peck Principal Executive Officer of AquaVault Inc., hereby certify that the financial statements of AquaVault Inc.included in this Report are true and complete in all material respects.

Robert Peck

_____

Principal Executive Officer

I, Robert Peck, the CEO of AquaVault Inc. , hereby certify that the financial statements of AquaVault Inc. and notes thereto for the periods Jan 1 2020 and Dec 31, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. For the year 2020 the amounts reported on our tax returns were total income of $2,276,718.41 ; taxable income of $2,276,718.41 IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2 day of June ,2020

CEO
6-2-2020

BUSINESS

AquaVault Inc designs, manufactures and globally distributes patented portable safes and travel accessories. AquaVault sells and leases these proprietary products through direct to consumer and B2B sales channels.

Revenue Recognition

The Company will recognize revenues from by selling unique travel accessories and travel security products to the US and global markets. AquaVault sells its products to commercial and end users through B2B and B2C sales channels. Ending 2019 the company has $185,523 in inventory.

Stock Based Compensation

The company has not issued any Stock based compensation

NOTE 3 – DEBT

$ 316,870.62
Creditor First Home Bank (SBA)
Interest Rate 7.75%
Maturity Date - August 14, 2028

$79,656
Creditor Paypal
Interest Rate 9%

Maturity Date- Aug 2020

$4385
Creditor- Kabbage
Interest Rate 1.5
Maturity Date- March 2020

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. AquaVault Inc. does not have any short or long term contractual obligations with any of our suppliers. The company has no capital expenditure commitments or non-cancelable operating leases.

NOTE 5 – STOCKHOLDERS' EQUITY
Our authorized capital stock consists of 2735959 shares of common stock, par value $7 per share. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

NOTE 6 – RELATED PARTY TRANSACTIONS
The Company has no related party transactions

NOTE 7 – SUBSEQUENT EVENTS
The Company has no subsequent events to report

Aqua Vault, Inc
Balance Sheet
As of December 31, 2019

	Total			
	As of Dec 31, 2019	As of Dec 31, 2018 (PP)	Change	% Change
ASSETS				
Current Assets				
Bank Accounts				
Bank of America AquaVault Inc Checking x0776	205,282.40		205,282.40	
Bank of America x5032 (deleted)	0.00	89,084.39	-89,084.39	-100.00%
BOA Savings 9952	50,203.56		50,203.56	
Paypal - Aquavault	338.50	1,058.64	-720.14	-68.03%
Paypal Aquavault Flash Deal	224.27	139.58	84.69	60.67%
Total Bank Accounts	**$ 256,048.73**	**$ 90,282.61**	**$ 165,766.12**	**183.61%**
Accounts Receivable				
Accounts Receivable (A/R)	61,638.71	31,291.04	30,347.67	96.99%
Total Accounts Receivable	**$ 61,638.71**	**$ 31,291.04**	**$ 30,347.67**	**96.99%**
Other Current Assets				
Accrued Revenue	13,993.81		13,993.81	
Inventory	185,523.44	121,714.51	63,808.93	52.43%
Prepaid Expenses	-0.04	0.00	-0.04	
Undeposited Funds	1,819.41	0.00	1,819.41	
Total Other Current Assets	**$ 201,336.62**	**$ 121,714.51**	**$ 79,622.11**	**65.42%**
Total Current Assets	**$ 519,024.06**	**$ 243,288.16**	**$ 275,735.90**	**113.34%**
Fixed Assets				
Loan Closing Costs, Net			0.00	
1. Loan Closing Costs - Original Cost	24,005.00	24,005.00	0.00	0.00%
2. Accumulated Accretion	-3,400.69	-1,000.21	-2,400.48	-240.00%
Total Loan Closing Costs, Net	**$ 20,604.31**	**$ 23,004.79**	**-$ 2,400.48**	**-10.43%**
Total Fixed Assets	**$ 20,604.31**	**$ 23,004.79**	**-$ 2,400.48**	**-10.43%**
Other Assets				
Patent			0.00	
1. Original Cost	20,000.00	20,000.00	0.00	0.00%
Accumulated Amortization	-7,111.76	-5,588.00	-1,523.76	-27.27%
Total Patent	**$ 12,888.24**	**$ 14,412.00**	**-$ 1,523.76**	**-10.57%**
Total Other Assets	**$ 12,888.24**	**$ 14,412.00**	**-$ 1,523.76**	**-10.57%**
TOTAL ASSETS	**$ 552,516.61**	**$ 280,704.95**	**$ 271,811.66**	**96.83%**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable (A/P)	160,112.82	23,487.27	136,625.55	581.70%

Total Accounts Payable	$ 160,112.82	$ 23,487.27	$ 136,625.55	581.70%
Credit Cards				
Bank of America Credit card	6,615.09		6,615.09	
Total Credit Cards	$ 6,615.09		$ 6,615.09	
Other Current Liabilities				
Accrued Expenses	191.02	0.00	191.02	
Florida Department of Revenue Payable	44.07	90.51	-46.44	-51.31%
Kabbage Line of Credit	4,385.98	6,120.00	-1,734.02	-28.33%
PayPal Inventory Loan	79,656.87		79,656.87	
Sales tax payable	1,144.05		1,144.05	
Total Other Current Liabilities	$ 85,421.99	$ 6,210.51	$ 79,211.48	1275.44%
Total Current Liabilities	$ 252,149.90	$ 29,697.78	$ 222,452.12	749.05%
Long-Term Liabilities				
First Home Bank Loan	316,870.62	341,404.49	-24,533.87	-7.19%
Total Long-Term Liabilities	$ 316,870.62	$ 341,404.49	-$ 24,533.87	-7.19%
Total Liabilities	$ 569,020.52	$ 371,102.27	$ 197,918.25	53.33%
Equity				
Additional Capital	813,885.41		813,885.41	
Contributions - Blackhawk Holdings LLC	21,401.00	21,401.00	0.00	0.00%
Contributions - Blue Rise LLC	21,400.00	21,400.00	0.00	0.00%
Contributions - Forte Capital Management	100,000.00	100,000.00	0.00	0.00%
Contributions - Venetian Capital Partners LLC	21,401.00	21,401.00	0.00	0.00%
Contributions - Wayne E Chaplin Trust	250,000.00	250,000.00	0.00	0.00%
Distributions - Ajoy Investments	-25,520.00	-12,760.00	-12,760.00	-100.00%
Distributions - Blackhawk Holdings LLC	-26,000.00	-26,000.00	0.00	0.00%
Distributions - Blue Rise LLC	-26,000.00	-26,000.00	0.00	0.00%
Distributions - Venetian Capital Partners LLC	-26,000.00	-26,000.00	0.00	0.00%
Distributions - Wayne E Chaplin Trust	-15,000.00		-15,000.00	
Legal Costs - Financing	-12,135.00	-12,135.00	0.00	0.00%
Retained Earnings	-401,704.32	-154,044.00	-247,660.32	-160.77%
Net Income	-712,232.00	-247,660.32	-464,571.68	-187.58%
Total Equity	-$ 16,503.91	-$ 90,397.32	$ 73,893.41	81.74%
TOTAL LIABILITIES AND EQUITY	$ 552,516.61	$ 280,704.95	$ 271,811.66	96.83%

Aqua Vault, Inc
Profit and Loss
January - December 2019

	Total			
	Jan - Dec 2019	Jan - Dec 2018 (PP)	Change	% Change
Income				
Discounts		-3,100.00	3,100.00	100.00%
Discounts given	-1,935.66	-1,211.98	-723.68	-59.71%
Online Sales	1,966,473.84	2,339,364.56	-372,890.72	-15.94%
Refunds-Allowances	-28,812.99	-19,642.20	-9,170.79	-46.69%
Sales - Aqua Vault	29,758.31	4,247.61	25,510.70	600.59%
Sales - Flex Safe	126,540.99	194,150.80	-67,609.81	-34.82%
Sales - Packable Pails	5,333.58	9,396.22	-4,062.64	-43.24%
Sales adjustment	402.35	147,666.17	-147,263.82	-99.73%
Sales of Biometric Locks	7,908.00		7,908.00	
Sales of Product Income	20,722.08	158,034.99	-137,312.91	-86.89%
Sales- Waterproof Phone Case	44,323.65	84,912.26	-40,588.61	-47.80%
Shipping Income	27,347.97	3,242.90	24,105.07	743.32%
Unapplied Cash Payment Income	0.00	179.70	-179.70	-100.00%
Total Income	**$ 2,198,062.12**	**$ 2,917,241.03**	**-$ 719,178.91**	**-24.65%**
Cost of Goods Sold				
Cost of Goods Sold	1,180,063.19	1,485,482.37	-305,419.18	-20.56%
Freight & delivery - COS	16,184.75	30,071.58	-13,886.83	-46.18%
Inventory Shrinkage	9,185.58	0.00	9,185.58	
Other Costs - COS	0.00		0.00	
Supplies & Materials - COGS	200.00		200.00	
Warehouse Fees	173,938.75	291,241.36	-117,302.61	-40.28%
Total Cost of Goods Sold	**$ 1,379,572.27**	**$ 1,806,795.31**	**-$ 427,223.04**	**-23.65%**
Gross Profit	**$ 818,489.85**	**$ 1,110,445.72**	**-$ 291,955.87**	**-26.29%**
Expenses				
Advertising, Marketing, Promotional	10,399.98	66,615.14	-56,215.16	-84.39%
Advertising	178,817.49	89,840.34	88,977.15	99.04%
Promotional	2,678.05	28,065.49	-25,387.44	-90.46%
Total Advertising, Marketing, Promotional	**$ 191,895.52**	**$ 184,520.97**	**$ 7,374.55**	**4.00%**
Bad Debts		9,036.46	-9,036.46	-100.00%
Bank Charges	1,224.96	3,162.12	-1,937.16	-61.26%
Commissions & fees	765,213.01	675,210.69	90,002.32	13.33%
Credit Card Rewards		-1,936.82	1,936.82	100.00%
Dues & Subscriptions		19.99	-19.99	-100.00%
Guaranteed Payments			0.00	
Blackhawk Holdings LLC	100,000.00	50,000.00	50,000.00	100.00%
Blue Rise LLC	100,000.00	50,000.00	50,000.00	100.00%

Venetian Capital Partners LLC	100,000.00	50,000.00	50,000.00	100.00%
Total Guaranteed Payments	$ 300,000.00	$ 150,000.00	$ 150,000.00	**100.00%**
Insurance	2,218.52	6,228.40	-4,009.88	-64.38%
Interest Expense	64,534.58	84,249.48	-19,714.90	-23.40%
Legal & Professional Fees		1,000.00	-1,000.00	-100.00%
Accounting	30,292.35	10,127.41	20,164.94	199.11%
Consulting	19,749.00	9,605.48	10,143.52	105.60%
Legal	25,586.67	10,522.50	15,064.17	143.16%
Total Legal & Professional Fees	$ 75,628.02	$ 31,255.39	$ 44,372.63	**141.97%**
Meals and Entertainment	2,552.42	2,242.37	310.05	13.83%
Merchant Fees	49,123.21	53,477.69	-4,354.48	-8.14%
Office Expenses	1,289.48	18,172.69	-16,883.21	-92.90%
Other General and Admin Expenses	33,600.38	129,506.46	-95,906.08	-74.06%
Purchases	0.00		0.00	
Rent or Lease	3,411.42	3,436.18	-24.76	-0.72%
Research and Development	2,100.00	1,250.00	850.00	68.00%
Sales & Marketing	1,306.89	-8,542.43	9,849.32	115.30%
Shipping and delivery expense	11,522.18	0.00	11,522.18	
Stationery & Printing		637.50	-637.50	-100.00%
Taxes & Licenses	277.00	138.75	138.25	99.64%
Trade Shows	2,146.50	599.00	1,547.50	258.35%
Travel	11,353.21	5,210.89	6,142.32	117.87%
Travel Meals	1,232.62		1,232.62	
Website/Hosting	6,471.25	3,706.05	2,765.20	74.61%
Total Expenses	**$ 1,527,101.17**	**$ 1,351,581.83**	**$ 175,519.34**	**12.99%**
Net Operating Income	**-$ 708,611.32**	**-$ 241,136.11**	**-$ 467,475.21**	**-193.86%**
Other Income				
Interest Earned	3.56		3.56	
Other Ordinary Income	300.00		300.00	
Total Other Income	$ 303.56	$ 0.00	$ 303.56	
Other Expenses				
Amortization	3,924.24	6,524.21	-2,599.97	-39.85%
Total Other Expenses	$ 3,924.24	$ 6,524.21	-$ 2,599.97	**-39.85%**
Net Other Income	-$ 3,620.68	-$ 6,524.21	$ 2,903.53	**44.50%**
Net Income	**-$ 712,232.00**	**-$ 247,660.32**	**-$ 464,571.68**	**-187.58%**

Aqua Vault, Inc
Statement of Cash Flows
January 2018 - December 2019

	Jan - Dec 2018	Jan - Dec 2019	Total
OPERATING ACTIVITIES			
Net Income	-247,660.32	-712,232.00	-959,892.32
Adjustments to reconcile Net Income to Net Cash provided by operations:			0.00
Accounts Receivable (A/R)	64,833.43	-30,347.67	34,485.76
Accrued Revenue		-13,993.81	-13,993.81
Inventory	-121,714.51	-63,808.93	-185,523.44
Inventory:Inventory Asset	0.00	0.00	0.00
Inventory:Inventory on Hand	677,698.00	0.00	677,698.00
Prepaid Expenses	2,645.00	0.04	2,645.04
Uncategorized Asset	0.00	0.00	0.00
Loan Closing Costs, Net:1. Loan Closing Costs - Original Cost	-24,005.00		-24,005.00
Loan Closing Costs, Net:2. Accumulated Accretion	1,000.21	2,400.48	3,400.69
Patent:Accumulated Amortization	1,524.00	1,523.76	3,047.76
Accounts Payable (A/P)	-484,792.31	136,625.55	-348,166.76
Bank of America Credit card		6,615.09	6,615.09
Credit Card BOA 4605 (deleted)	-57,573.88		-57,573.88
Accounts Payable adjustment	473,511.48		473,511.48
Accrued Expenses	0.00	191.02	191.02
Accrued Interest Payable	-5,456.56		-5,456.56
Deferred Revenue	-479,606.47	0.00	-479,606.47
Florida Department of Revenue Payable	44.39	-46.44	-2.05
Kabbage Line of Credit	6,120.00	-1,734.02	4,385.98
PayPal Inventory Loan		79,656.87	79,656.87
Sales tax payable		1,144.05	1,144.05
Tax exempt Payable		0.00	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 54,227.78	$ 118,225.99	$ 172,453.77
Net cash provided by operating activities	-$ 193,432.54	-$ 594,006.01	-$ 787,438.55
FINANCING ACTIVITIES			
First Home Bank Loan	341,404.49	-24,533.87	316,870.62
Fundation Loan	0.00		0.00
Wayne E Chaplin Trust Loan	-212,593.40		-212,593.40
Additional Capital		813,885.41	813,885.41
Distributions - Ajoy Investments	-12,760.00	-12,760.00	-25,520.00
Distributions - Wayne E Chaplin Trust		-15,000.00	-15,000.00
Opening Balance Equity	0.00		0.00
Net cash provided by financing activities	$ 116,051.09	$ 761,591.54	$ 877,642.63
Net cash increase for period	-$ 77,381.45	$ 167,585.53	$ 90,204.08